EXHIBIT 99.2

[letterhead of 1st Centennial Bancorp]

            , 2003

Dear Potential Investor:

On behalf of the Board of Directors of 1st Centennial Bancorp, we are pleased to enclose a Prospectus in connection with our offering of up to 225,000 shares of Common Stock.

We urge you to carefully review the Prospectus before making an investment decision and before completing the Subscription Agreement which is enclosed. The procedure for subscribing for the Common Stock is set forth in the Prospectus and the accompanying Subscription Agreement. Although the expiration date for the Offering is set for             , 2003, unless extended, we encourage you to submit your subscription at the earliest possible date.

On behalf of the Board of Directors, we would like to thank you for your interest. If you have any questions regarding the subscription procedure, please call Beth Sanders, our Executive Vice President and Chief Financial Officer, at (909) 798-3611.

This letter is for informational purposes only, and does not constitute an offer to sell or a solicitation of an offer to purchase securities. This letter is qualified in its entirety by the more detailed information set forth in the Prospectus.

Sincerely,

Timothy P. Walbridge

President and CEO

Enclosure